VSUS TECHNOLOGIES INCORPOATED

18565 SOLEDAD CANYON RD., SUITE #153

CANYON COUNTRY, CA 91351

January 3, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

VSUS Technologies Incorporated

Form 10-K for the Fiscal year Ended December 31, 2009 Filed April 15, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010 Filed November 12, 2010

File No. 333.51274

Dear Jaime John and Patrick Gilmore:

Below are the responses to your comments as to your letter of December 23, 2010

1. We note your comments concerning the PCAOB revoking the registration of Larry O’Donnell, CPA, P.C.

We concur with your comment and accordingly, the Company will file a Form 8K, Item 4.01 dismissing the prior auditor and will include in the same 8-K hiring of the new auditor.

2. Basis of Presentation, page F-8. We note you disclosure here that the Company is a development stage enterprise. Please tell us how you considered the financial statement presentation requirements under ASC 915-205-45-1.

Upon hiring of the new auditor and audit of the Company’s year end December 31, 2009 and 2010 financials statements the cumulative amounts from inception will be included in the consolidated statement of operations, cash flows and changes in stockholders’ deficiency.

3. -7.  Evaluation of Disclosure Controls and Procedures and Exhibit 31.1 for Form 10-K for Year Ended December 31, 2009 and Form 10-Q for the Quarterly Period Ended September 30, 2010

The Company reviewed its disclosure controls for 2009 and 2010. Upon filing it’s 10-K for  years ended December 31, 2009 and 2009 with its new auditor the Company will assess whether controls and procedures are effective or ineffective for the Company and the appropriate officers will attest to that in signing of Exhibit 31.1.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kyle Gotshalk

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President

VSUS Technologies, Inc.